Exhibit 99.2

Lianhe Sowell International Group Ltd. Secures AI-Powered Automotive Painting Robots Sales Orders in West and Southern Africa

SHENZHEN, CHINA, June 24, 2026 (GLOBE NEWSWIRE) -- Lianhe Sowell International Group Ltd (Nasdaq: LHSW) (the “Company), a provider of industrial machine vision products and solutions in China, today announced that it has signed supply agreements (the “Agreement”) for AI-powered automotive painting robots and spray booth systems in West and Southern Africa.

Under the Agreement, the Company will deliver 10 AI-powered automotive painting robots to a comprehensive automotive maintenance group in the West African region. The equipment will be deployed in automotive maintenance flagship stores to support the intelligent upgrade of automotive aftermarket services. The introduction of the advanced technologies and products into West Africa may help promote local social and economic development.

In Southern Africa, the Company has secured a separate pilot project with a local company specializing in R&D and application of advanced spray-coating materials. Under the agreement, AI-powered automotive painting robot will be deployed in South Africa for trial use in automotive refinishing operations, supporting the introduction of intelligent automation solutions in the local market.

Together, these projects represent the Company’s initial large-scale deployment of intelligent painting solutions across West and Southern Africa. The Company expects these projects to serve as a foundation for further expansion into East Africa and other African markets in the future.

By leveraging AI and robotics technologies, the Company aims to improve painting quality, operational efficiency, and consistency in automotive refinishing operations. The systems are also designed to reduce worker exposure to paint mist and other airborne substances, enhancing workplace safety for technicians.

“We are pleased to expand our presence in West and Southern Africa through these partnerships,” said Mr. Yue Zhu, Chief Executive Officer and Director of the Company. “These agreements mark an important step in our international expansion strategy. We see strong long-term demand for intelligent automation in Africa’s automotive aftermarket sector. We look forward to further expanding into East Africa and across the broader African market.”

About Lianhe Sowell International Group Ltd

Lianhe Sowell International Group Ltd (Nasdaq: LHSW) provides industrial vision and industrial robotics solutions. With expertise in the field of machine vision and intelligent equipment, the Company specializes in smart transportation, industrial automation, artificial intelligence, and machine vision. Committed to offering comprehensive intelligent solutions to customers worldwide, the Company continuously advances the intelligent transformation of various industries through technological innovation. For more information, please visit: https://sowellai.com/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” “plan” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other risk factors discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Lianhe Sowell International Group Ltd

Email: ir@cnsoftweIl.com

WFS Investor Relations Inc.

Email: services@wfsir.com

Phone: +1 628 283 9214